Exhibit 99.1

LexinFintech Announces the Appointment of Mr. Suining Xiao to the Board of Directors

SHENZHEN, China, Sept. 30, 2019 /PRNewswire/ — LexinFintech Holdings Ltd. (NASDAQ: LX) (“Lexin” or the “Company”), a leading fintech platform for educated young adults in China, today announced that Mr. Suining Xiao has been appointed to its Board of Directors, effective September 30, 2019. Mr. Xiao is appointed as a designee of PAG, a leading Asia-focused private equity firm, in connection with PAG’s purchase of convertible notes from the Company, a transaction that was announced on September 11, 2019 and consummated on September 16, 2019. This appointment increases the size of the Board to nine directors.

Mr. Suining Xiao is a partner of PAG and chairman of PAG in China. Prior to joining PAG in 2013, Mr. Xiao served as the chairman of Ping An Bank from 2010 to 2012 and was a director and president of the Shenzhen Development Bank from 2007 to 2010. Prior to joining the Shenzhen Development Bank, Mr. Xiao spent 17 years at the Bank of Communications where he held numerous senior management positions, including as the president of the Bank of Communications Shenzhen Branch. Mr. Xiao earned a college degree in business management from the Yunnan Economic Management Cadre College in 1987.

Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer, stated: “We are delighted to welcome Mr. Suining Xiao to our board. Mr. Xiao has a comprehensive understanding of our business and extensive experience in banking and investment, which is important to Lexin. We are very much looking forward to working closely with him as we continue to grow our business.”

“I’m proud to be joining the board of one of China’s most exciting financial technology companies, and I look forward to working with my fellow board members as we continue to chart a course towards Lexin’s successful future,” said Mr. Suining Xiao.

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of users funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

About PAG

PAG is a leading Asia-focused private equity firm. Based in Hong Kong, PAG delivers value to its investors and portfolio companies by providing a world-class platform and an unparalleled network of local, experienced investment professionals in 11 offices across Asia and around the world. PAG currently manages more than US$30 billion in assets for some of the world’s largest private and institutional investors. For more information, visit www.pag.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com